Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

415-315-6300

F 415-315-6350

May 23, 2011	Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Babson Capital Global Floating Rate & Income Fund

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of Babson Capital Global Floating Rate & Income Fund, a Massachusetts business trust.

Pursuant to Section 6 of the Securities Act, we have calculated the Registration Fees and have transmitted such fees in the amount of $116.10 to the designated lockbox at U.S. Bank in St. Louis, Missouri.

Please direct any questions regarding this filing to me at (415) 315-6366 or, in my absence, to Jacob Comer at (617) 951-7913 or Brian McCabe at (617) 951-7801. Thank you for your attention in this matter.

Sincerely,

/s/ Colleen B. Meyer
Colleen B. Meyer

cc:	Christopher A. DeFrancis
Janice Bishop
Gregory D. Sheehan
Brian D. McCabe
Jacob E. Comer